SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

February 5, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Alexandra Barone

Kathleen Krebs

Re:	Banzai International, Inc.
Registration Statement on Form S-1
Filed December 29, 2023
File No. 333-276307

Ladies and Gentlemen:

On behalf of Banzai International, Inc. (the “Company”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 19, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1 Filed December 29, 2023

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid or will pay for such securities.

Response: The Company acknowledges the Staff’s comment and has revised the cover page accordingly, and also added the disclosure appearing on pages 12-18, 44-46 and 159 of Amendment No. 1.

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. Disclose that cash proceeds associated with the exercise of warrants are dependent on your stock price, that the Public Warrants and the GEM Warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Furthermore, the GEM Warrants may be exercised on a cashless basis, which means the company may not receive cash for the exercise of the GEM Warrants if they are in the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, and also added the disclosure appearing on pages ii, 6-8, 10, 44-46, 88-90 and 158 of Amendment No. 1.

3.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Please revise the cover page to highlight that these securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, and also added the disclosure appearing on pages 44-46 of Amendment No. 1.

Risk Factors

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has added the disclosure appearing on pages 44-46 of Amendment No. 1.

Selling Securityholders

5.

Please explain the discrepancies between the selling securityholder table and the beneficial ownership table with regard to the number of shares beneficially owned by 7GC & Co. Holdings LLC and ALCO Investment Company.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 126 and 129 of Amendment No. 1 updating number of shares beneficially owned by each of 7GC & Co. Holdings LLC and Alco in both the selling securityholder table and the beneficial ownership table, respectively. The Company advises the Staff that the adjusted numbers reflect all shares beneficially owned and held by Alco and all shares beneficially owned and held by 7GC & Co. Holdings LLC (including those issued upon conversion of the 7GC Promissory Notes on February 2, 2024).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6.

We note that the projected revenues for Legacy Banzai 2023 were $5.233 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that actual revenues for the nine months ended September 30, 2023 were approximately $3.4 million. It appears that you will miss your 2023 revenue projection. Please revise your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s management does not believe that the difference between actual 2023 revenue and the projected revenue referenced will have any material impact on the Company’s financial position or actual or projected profitability of the Company, its actual or projected working capital deficit, current or future financing requirements or expected current or future business plans, and that there is no resulting additional risk to the Company’s business operations and liquidity in light of these circumstances beyond those already described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As a result, no revisions to the disclosure in Liquidity and Capital Resources or elsewhere is proposed.

Liquidity and Capital Resources

7.	Please discuss the changes in the company’s liquidity position and capital resources since the Business Combination. For example,

•	disclose the total number of public shares that were redeemed in connection with the Business Combination and the resulting amount of funds you received from the trust account;

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 88-90 of Amendment No. 1.

•

disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination;

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 88-90 of Amendment No. 1.

•	discuss any material changes to the amount, material terms or maturity dates of your debt;

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 88-90 of Amendment No. 1.

•

discuss how it is unlikely that the company will receive significant proceeds from exercises of the Public Warrants or GEM Warrants because of the disparity between the exercise price of these warrants and the current trading price of the Class A common stock;

Response: The Company acknowledges the Staff’s comment and has added the disclosure appearing on pages 6-8, 10, 44-46, 88-90 and 158 of Amendment No. 1.

•

discuss the likelihood that you would be able to have access to the full $100 million amount under the standby equity purchase agreement with you entered into with Yorkville in light of your current market price and trading volume;

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 44 of Amendment No. 1.

•	disclose that this offering involves the potential sale of a substantial number of shares for resale and discuss how such sales could impact the market price of the company’s ordinary shares; and

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 44-46 of Amendment No. 1.

•

disclose that 7GC & Co. Holdings LLC, a beneficial owner of over 29% of your outstanding shares, and Mr. Joseph Davy, who holds approximately 64.7% of the company’s aggregate voting power, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 44 and 88-90 of Amendment No. 1.

Executive and Director Compensation

8.	Please update your executive compensation disclosure to reflect the fiscal year ended December 30, 2023.

Response: The Company acknowledges the Staff’s comment and has updated the executive compensation disclosure on pages 117-119 of Amendment No. 1 to reflect the fiscal year ended December 31, 2023.

Plan of Distribution

9.

You indicate that the selling securityholders may sell their securities in connection with short sales. Please clarify that any short sales must be made after effectiveness of the registration statement. Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections, Interpretation 139.11

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 159 of Amendment No. 1.

General

10.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, and other selling securityholders acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, and also added the disclosure appearing on pages 6-8, 10, 44-46, 88-90 and 158 of Amendment No. 1.

11.

It appears that the GEM Convertible Debenture has not been issued. In this regard, we note disclosure that it is “to be issued in a private placement to GEM pursuant to that certain binding term sheet (the ‘GEM Term Sheet’) dated as of December 13, 2023 between Legacy Banzai and GEM.” You also disclose that “the documentation of such debenture to be agreed upon and finalized promptly following the Closing.” However, we note that neither the Term Sheet nor the documentation of such debenture have been filed as an exhibit to the current registration statement that registers the shares issuable upon conversion of the Gem Convertible Debenture. Please advise why you believe it is appropriate to register the resale of these shares at this time. Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.11.

Response: The Company respectfully informs the Staff that the Company and GEM have agreed to settle the obligations under the GEM Term Sheet to issue the GEM Convertible Debenture by substituting a cash payment of $1.2 million and issuance of the GEM Promissory Note in the amount of $1.0 million, payable in monthly installments of $100,000 beginning on March 1, 2024 with the final payment to be made on December 31, 2024. The GEM Promissory Note provides that, in the event the Company fails to make a required monthly payment when due, such monthly payment amount shall convert into the right of GEM to receive, and obligation of the Company to issue, an amount of shares of Class A Common Stock equal to the monthly payment amount divided by the VWAP of the trading day immediately preceding the applicable payment due date, and requires that the Company include 2,000,000 shares of Class A Common Stock in the Registration Statement for resale by GEM in the event issued to GEM pursuant to the GEM Promissory Note. The Company has added disclosure on the cover page and on pages 6-7, 44, 68-71, and 88 of Amendment No. 1 further describing the GEM Promissory Note and GEM Settlement Agreement and has filed copies of such documents as Exhibit 10.27 and Exhibit 10.28.

12.

Please disclose the material terms of the warrants, notes and debentures that overlie the securities being registered, including the exercise and conversion prices. If the exercise and conversion prices are not fixed, describe how the prices are determined.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 139-146 of Amendment No. 1.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (212) 839-5444.

Sincerely,

/s/ Michael P. Heinz
Michael P. Heinz
Sidley Austin LLP

cc:	Joseph Davy, Banzai International, Inc.
Joshua G. Duclos, Sidley Austin LLP